EXHIBIT 99.1

Brookfield Business Corporation Completes 2025 Annual Filings

BROOKFIELD, NEWS, March 30, 2026 (GLOBE NEWSWIRE) -- Brookfield Business Corporation (NYSE, TSX: BBUC) today announced that it has filed its 2025 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2025, with the U.S. Securities and Exchange Commission (“SEC”) on EDGAR as well as with the Canadian securities authorities on SEDAR+. These documents are also available on our website at https://bbuc.brookfield.com in the Reports & Filings section, on the SEC’s website at www.sec.gov and on SEDAR+ profile at www.sedarplus.ca. Hard copies will be provided to shareholders free of charge upon request.

Prior to markets open on March 27, 2026, Brookfield Business Partners completed its previously announced corporate simplification. All outstanding limited partnership units, class A exchangeable subordinate voting shares and redemption-exchange units held by Brookfield were exchanged for newly issued class A subordinate voting shares of a new Canadian corporation named Brookfield Business Corporation on a one-for-one basis.

The newly issued class A shares of Brookfield Business Corporation will commence trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BBUC” on March 31, 2026.

Brookfield Business Corporation (NYSE, TSX: BBUC) is a global owner and operator of vital industrial and business services operations. Our objective is to acquire market-leading businesses for value, execute our operational improvement plans to increase cash flows and recycle capital to compound long-term growth. For more information, please visit https://bbuc.brookfield.com.

Brookfield Business Corporation is the flagship vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645 2736 Email: alan.fleming@brookfield.com